SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
Amendment No. 2

Huron National Bancorp, Inc.
(Name of the Issuer and Person Filing Statement)

Huron National Bancorp, Inc.
(Name of Issuer and Person Filing Statement)

Common Stock, $10.00 par value
(Title of Class of Securities)

44757R-10-3
(CUSIP Number of Class of Securities)

Dale L. Bauer
President and Chief Executive Officer
Huron National Bancorp, Inc.
200 East Erie St., Rogers City, Michigan 49779
(989) 734-4734
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Person Filing Statement)

Copies of Communications to:
Michael G. Wooldridge
Varnum, Riddering, Schmidt & Howlett LLP
333 Bridge St., NW, Suite 1700, Grand Rapids, MI 49504
(616) 336-6000

This statement is filed in connection with (check the appropriate box):

a. [X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]	The filing of a registration statement under the Securities Act of 1933.
c. [ ]	A tender offer.
d. [ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

CALCULATION OF FILING FEE
Transaction Valuation[1]	Amount of Filing Fee[2]
$492,600	$98.52

(1)

Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), this is the value of the securities proposed to be acquired, which consists of the estimated $492,600 of cash to be paid in lieu of the issuance of fractional shares of common stock.

(2)	Pursuant to Rule 0-11(b) under the Exchange Act, the filing fee consists of one-50th of one percent of the Transaction Value.

[X]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount previously paid:                         $98.52                     Filing party:              Huron National Bancorp, Inc.
Form or Registration No.: Schedule 13E-3 Date filed: November 7, 2003

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement filed on Schedule 13E-3 is being filed by Huron National Bancorp, Inc., a Michigan corporation (the “Company”), pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder. The Company is submitting to its shareholders a proposal to approve and adopt two amendments to the Company’s Articles of Incorporation providing for: (i) a 1-for-60 reverse stock split of the Company’s common stock, (ii) a cash payment of $60 per pre-split share to any shareholder who would not be entitled to receive at least one whole share of common stock in connection with the reverse stock split (in lieu of receiving a fractional share), and (iii) a 60-for-1 forward stock split of the Company’s common stock (collectively, the “Recapitalization”).

The Schedule 13E-3 was initially filed with the Securities and Exchange Commmission (SEC) on November 7, 2003. Amendment No. 1 to the Schedule 13E-3 was filed on December 23, 2003 to reflect revisions in the preliminary proxy statement (the “Proxy Statement”). This Amendment No. 2 is being filed to reflect additional revisions to the Proxy Statement, which is incorporated in the Schedule 13E-3 by reference. The Proxy Statement was originally filed on Schedule 14A November 7, 2003, with an Amendment No. 1 to the Schedule 14A filed on December 19, 2003, and Amendment No. 2 filed concurrently with this Amendment No. 2. The information in the revised Proxy Statement, including all exhibits thereto, together with the accompanying proxy card, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the revised Proxy Statement and exhibits thereto, including the accompanying proxy card.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information

(a)

Name and Address. The name of the subject company is Huron National Bancorp, Inc. The Company is a Michigan corporation with its principal executive offices located at 200 East Erie St., Rogers City, Michigan 49779. The Company’s telephone number is (989) 734-4734.

(b)	Securities. As of November 10, 2003, there were 62,500 shares of common stock, $10.00 par value per share, of the Company issued and outstanding.

(c)	Trading Market and Price. There is no established trading market for the common stock.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “OTHER INFORMATION — Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings. The Company has not made an underwritten public offering of its common stock during the past three years.

(f)	Price Stock Purchases. During the past two years, the Company has not repurchased any shares of its common stock.

Item 3. Identity and Background of Filing Person

(a)

Name and Address. The filing person, Huron National Bancorp, Inc., is also the subject company, with its address and telephone number provided in Item 2 above. See Item 3(c) below for the names of the Company’s directors and executive officers. The business address of each director and executive officer of the Company is c/o Huron National Bancorp, Inc., 200 East Erie St., Rogers City, Michigan 49779. The business telephone of each director and executive officer of the Company is c/o Huron National Bancorp, Inc., (989) 734-4734.

(b)

Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “BACKGROUND INFORMATION ABOUT OUR DIRECTORS AND EXECUTIVE OFFICERS” is incorporated herein by reference.

Item 4. Terms of The Transaction

(a)(1)	Tender Offers. Not applicable.

(a)(2)

Mergers or Similar Transactions. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Purposes and Reasons for the Recapitalization,” “SPECIAL FACTORS — Material Differences in the Rights of Shareholders,” “FEDERAL INCOME TAX CONSEQUENCES OF THE RECAPITALIZATION” and “DESCRIPTION OF THE RECAPITALIZATION — Vote Required” is incorporated herein by reference.

(c)	Different Terms. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Material Differences in the Rights of Shareholders” is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the caption “DESCRIPTION OF RECAPITALIZATION — Dissenters’ Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing of Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. Not applicable.

(b)	Significant Corporate Events. Not applicable.

(c)	Negotiations or Contacts. Not applicable.

(e)	Agreements Involving the Subject Company’s Securities. Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The fractional shares purchased by the Company in the Recapitalization will increase the number of authorized but unissued shares of the Company.

(c)

Plans. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Effects of the Recapitalization on the Company,” and “DESCRIPTION OF THE RECAPITALIZATION — Deletion of Par Value” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a)

Purposes. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Purposes of and Reasons for the Recapitalization” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Alternatives Considered” is incorporated herein by reference.

(c)

Reasons. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Purposes of and Reasons for the Recapitalization” is incorporated herein by reference.

(d)

Effects. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Effects of the Recapitalization on the Company,” “SPECIAL FACTORS — Effects of the Recapitalization on Our Shareholders,” “SPECIAL FACTORS- Effects of the Recapitalization on Our Directors and Officers,” “SPECIAL FACTORS- Effects of the Recapitalization on Unaffiliated Shareholders,” “SPECIAL FACTORS — Fairness of the Recapitalization,” and “FEDERAL INCOME TAX CONSEQUENCES OF THE RECAPITALIZATION” is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a)	Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Fairness of the Recapitalization” is incorporated herein by reference.

(b)

Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” and “SPECIAL FACTORS — Fairness of the Recapitalization” is incorporated herein by reference.

(c)

Approval of Security Holders. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Fairness of the Recapitalization,” and “DESCRIPTION OF THE RECAPITALIZATION — Vote Required” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Fairness of the Recapitalization” is incorporated herein by reference.

(e)

Approval of Directors. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Fairness of the Recapitalization” and “DESCRIPTION OF THE RECAPITALIZATION — Recommendation of the Board of Directors” is incorporated herein by reference.

(f)	Other Offers. Not Applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Fairness of the Recapitalization” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)	Availability of Documents. Not applicable.

Item 10. Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the caption “DESCRIPTION OF THE RECAPITALIZATION — Expenses and Source of Funds” is incorporated herein by reference.

(b)	Conditions. None.

(c)	Expenses. The information set forth in the Proxy Statement under the caption “DESCRIPTION OF THE RECAPITALIZATION — Expenses and Source of Funds” is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11. Interests in Securities of the Subject Company

(a)

Securities Ownership. The information set forth in the Proxy Statement under the captions “VOTING SECURITIES AND BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS” is incorporated herein by reference.

(b)	Securities Transactions. Not applicable.

Item 12. The Solicitation or Recommendation

(d)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Approval of the Board of Directors” is incorporated herein by reference.

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Approval of the Board of Directors” is incorporated herein by reference.

Item 13. Financial Statements

(a)

Financial Information. The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION” is incorporated herein by reference. The ratio of earnings to fixed charges is not applicable.

(b)	Pro Forma Information. The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION” is incorporated by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitations or Recommendations. None.

(b)	Employees and Corporate Assets. The information set forth on the first page of the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)

Preliminary Proxy Statement relating to the Special Meeting of Shareholders filed with the Securities and Exchange Commission concurrently with this filing (incorporated herein by reference to the Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed concurrently with this Schedule 13E-3, including all appendices).

(b)	None

(c)	None

(d)	None

(f)	None

(g)	None

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

HURON NATIONAL BANCORP, INC.

By:	/s/ Dale L. Bauer
Name:	Dale L. Bauer
Title:	President and Chief Executive Officer

Dated:  January 7, 2004

EXHIBIT INDEX

Exhibit No.	Description

(a)

Preliminary Proxy Statement, including all appendices thereto, filed with the Securities and Exchange Commission under cover of Schedule 14A on November 7, 2003, as amended by Amendment No. 1, filed on December 19, 2003, and as amended by Amendment No. 2, filed concurrently herewith (incorporated herein by reference)